Exhibit 99.1

FOR IMMEDIATE RELEASE

Wipro Announces Third Quarter Results, Delivers Record Total Bookings

IT Services Revenue for the quarter increased 10.4% YoY

IT Services improves Operating Margin to 16.3%

Total Bookings up by 26% and large deal bookings up by 69% YoY

Operating Cash Flows at 143% of Net Income for the quarter

NEW YORK | BANGALORE, India – Jan. 13, 2023: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading technology services and consulting company, announced financial results under International Financial Reporting Standards (IFRS) for the quarter ended December 31, 2022.

Highlights of the Results

Results for the Quarter ended December 31, 2022:

•	Gross Revenue reached ₹232.3 billion ($2.8 billion1), an increase of 3.1% QoQ and 14.4% YoY

•	IT Services Segment Revenue increased to $2,803.5 million, an improvement of 6.2% YoY

•	Non-GAAP[2] constant currency IT Services segment revenue was up by 0.6% QoQ and 10.4% YoY

•	IT Services Operating Margin[3] for the quarter was at 16.3%, an increase of 120bps QoQ

•	Total Bookings[4] up by 26% and large deal bookings[5] up by 69% YoY

•	Net Income for the quarter was at ₹30.5 billion ($369.1 million1), a growth of 14.8% QoQ and 2.8% YoY

•	Earnings Per Share for the quarter was at ₹5.57 ($0.071), an increase of 14.6% QoQ and 2.6% YoY

•	Operating Cash Flows at 142.5% of Net Income for the quarter was at ₹43.5 billion ($526.0 million1), an increase of 44.7% YoY

•	Voluntary attrition[6] moderated 180 bps from previous quarter, landing at 21.2% for the trailing twelve months for the quarter

•	Top 5 clients grew 15.7% YoY and top 10 clients grew 14.7% YoY in constant currency terms, underscoring deepening relationships with top strategic clients

•	Wipro declared an interim dividend of ₹1 ($0.0121) per equity share/ADS

Performance for the Quarter ended December 31, 2022

Thierry Delaporte, CEO and Managing Director, said, “I am pleased to report that we have delivered another quarter of double-digit revenue growth. Our Total Bookings were over $4.3 billion, led by solid large deal signings of over $1 billion. We improved our margins by 120 basis points and our attrition moderated for the fourth quarter in a row.

We are continuing to gain market share as a result of deepening client relationships and higher win rates. Clients are turning to us to help them manage an evolving macro environment and balance their transformation goals with cost optimization. Our ability to deliver on client objectives regardless of where they are in their cloud journeys is positioning us favourably in a consolidating market.

As we move ahead, we expect to continue to benefit from these trends and help clients build future-proof, resilient enterprises.”

Jatin Dalal, Chief Financial Officer, said, “Our Operating margins are now at 16.3%, which is an expansion of 120 basis points from last quarter. This expansion of margins was after absorbing the investments we made in our people by way of salary increases, promotions and long-term incentives for our senior leadership. Margin growth was led by strong operational improvements and automation-led efficiencies. We generated strong operating cash flows at 143% of our net income for the quarter and our EPS increased by 14.6% quarter-over-quarter.”

Outlook for the Year ending March 31, 2023

We expect Revenue from our IT Services business for the full year to be in the range of 11.5% to 12.0%, in constant currency terms.

*	Outlook for the year ending March 31, 2023, is based on the following exchange rates: GBP/USD at 1.36, Euro/USD at 1.16, AUD/USD at 0.73, USD/INR at 74.78 and CAD/USD at 0.79
1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹82.72, as published by the Federal Reserve Board of Governors on December 31, 2022. However, the realized exchange rate in our IT Services business segment for the quarter ended December 31, 2022 was US$1= ₹82.24

2.	Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period
3.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials
4.

Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and changes to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract.

5.	Large deal bookings constitute of deals greater than or equal to $30 million in total contract value terms
6.	Voluntary attrition is at IT Services excluding DOP measured in trailing twelve months for the quarter

IT Services – Large deals

Wipro continued its momentum in winning large deals with our customers as described below:

•

A global leader in consumer brands selected Wipro to create a three-year consumer digital & technology transformation roadmap. Wipro is deploying data analytics and AI to help put the consumer at the core of the company’s omni-channel direct-to-consumer operating model. The solution will help strengthen the company’s brand building, innovation and sales capabilities and achieve its ambition of driving growth and loyalty among customers.

•

Wipro has won a large strategic, multi-year engagement with a leading North American financial institution to modernize and transform their applications portfolio globally. The engagement will focus on digital transformation and automation for enhanced customer experience and business value creation.

•

Wipro has been engaged by a US-based multinational technology conglomerate to build core product platform and design, test and modernize unique silicon chips for its next-generation connected products. The project will tap into Wipro’s deep domain expertise in helping enterprises deploy high-performance, new-age chip solutions in sync with changing consumer and enterprise needs. This win places Wipro Engineering Edge at the forefront of silicon innovation with low latency, low power, and ultra-reliable applications which will deliver unparalleled experiences for the end-consumers.

IT Services - Digital services deals

We continue to see increasing traction in digital oriented and other strategic deals as illustrated below:

•

A joint Capco and Wipro team is supporting a large UK retail bank with their vision to become the pre-eminent UK digital insurer. Our mission is to drive the end-to-end transformation of the UK General Insurance business, leveraging our deep domain and technological expertise to completely rebuild the customer and employee experience, harnessing the power of data and automation.

•

One of the largest Australia-based energy transmission and distribution services businesses has selected Wipro as its strategic partner to integrate and transform its digital operating model. Wipro will leverage innovation, simplification, and automation to deliver business impact and value through technology investments. In this outcome-based partnership, Wipro will help the customer enhance user experience and improve operational efficiency.

•

Wipro has expanded its relationship with a leading Middle East-based airport management company with an end-to-end strategic partnership deal, which marks our largest deal in the airport domain in the Middle East. Wipro will run the airport’s end-to-end IT operations, upgrade technology infrastructure and expand digital services, leveraging futuristic technologies.

•

Wipro is helping a large consumer goods company to move to agile ways of working with a scalable contract that provides flexibility to the business. This is in addition to maintaining best-in-class availability and performance for global platforms across 200 countries. The scope also includes modernizing the platforms.

Analyst Recognition

•	Wipro was recognized as a Leader in the 2022 Gartner® Magic Quadrant™ for Managed Network Services

•	Wipro was named as a Leader and a Star Performer in Everest Group’s System Integration Capabilities on GCP PEAK Matrix® Assessment 2022

•	Wipro was positioned as a Leader in IDC MarketScape: EMEA Industrial IoT Service Providers for Oil and Gas Companies 2022 Vendor Assessment (Doc # EUR147586921 October 2022)

•	Wipro was recognized as a Leader in Avasant Manufacturing Digital Services and Utilities Digital Services RadarView™ 2022 – 2023

•	Wipro was rated as a Leader and a Star Performer in Everest Group’s Risk & Compliance in BFS IT Services PEAK Matrix® Assessment 2023

•	Wipro was featured in HFS Horizons: Automation Service Providers, 2022 and Healthcare Payer Service Providers, 2022

•	Wipro was named as a Leader in ISG Provider Lens™ Future of Work - Services and Solutions 2022 – US and Switzerland (multiple quadrants)

•	Wipro was rated as a Leader in Avasant Oracle Cloud ERP Services and Digital CX Services RadarView™ 2022 – 2023

•	Wipro was rated as a Leader in Everest Group’s Workplace Communication and Collaboration (WCC) Services PEAK Matrix® Assessment 2022

•	Wipro was rated as a Leader in Avasant Property and Casualty Insurance Digital Services and Claims Processing Business Process Transformation RadarView™ 2022 – 2023

Disclaimer: *Gartner, “Magic Quadrant for Managed Network Services “, Ted Corbett, et al, 5 December 2022. GARTNER and MAGIC QUADRANT are registered trademarks and service marks of Gartner, Inc. and/or its affiliates in the U.S. and internationally and are used herein with permission. Gartner does not endorse any vendor, product, or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner’s research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

IT Products

•	IT Products segment revenue for the quarter was ₹1.7 billion ($20.8 million1)

•	IT Products segment results for the quarter was a profit of ₹0.04 billion ($0.50 million1)

India business from State Run Enterprises (ISRE)

•	India SRE segment revenue for the quarter was ₹1.4 billion ($17.0 million1)

•	India SRE segment results for the quarter was a profit of ₹0.10 billion ($1.23 million1)

Please refer to the table on page 11 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Key Metrics and Non-GAAP Financial Measures

This press release contains key metrics and non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 11 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

Our key metrics and non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. Our key metrics and non-GAAP financial measures are not comparable to, nor should be substituted for, an analysis of our revenue over time and involve estimates and judgments. In addition to our non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the Quarter ended December 31, 2022, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:30 p.m. Indian Standard Time (10:00 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIP13012023

An audio recording of the management discussions and the question-and-answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses. With over 250,000 employees and business partners across 66 countries, we deliver on the promise of helping our customers, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com

Contact for Investor Relations		Contact for Media & Press
Dipak Kumar Bohra	Abhishek Kumar Jain	Purnima Burman
Phone: +91-80-6142 7201	Phone: +91-80-6142 6143	Phone: +91-80-6142 6450
dipak.bohra@wipro.com	abhishekkumar.jain@wipro.com	purnima.burman@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2022	As at December 31, 2022
			Convenience translation into US dollar in millions Refer footnote in page 2
ASSETS
Goodwill	246,989	309,525	3,742
Intangible assets	43,555	45,847	554
Property, plant and equipment	90,898	90,147	1,090
Right-of-Use assets	18,870	19,381	234
Financial assets
Derivative assets	6	88	1
Investments	19,109	20,808	252
Trade receivables	4,765	4,626	56
Other financial assets	6,084	6,123	74
Investments accounted for using the equity method	774	782	9
Deferred tax assets	2,298	4,043	49
Non-current tax assets	10,256	11,450	138
Other non-current assets	14,826	14,045	170

Total non-current assets	458,430	526,865	6,369

Inventories	1,334	2,019	24
Financial assets
Derivative assets	3,032	930	11
Investments	241,655	291,743	3,527
Cash and cash equivalents	103,836	87,307	1,055
Trade receivables	115,219	124,761	1,510
Unbilled receivables	60,809	56,316	681
Other financial assets	42,914	9,532	115
Contract assets	20,647	25,181	304
Current tax assets	2,373	4,463	54
Other current assets	28,933	36,123	437

Total current assets	620,752	638,375	7,718

TOTAL ASSETS	1,079,182	1,165,240	14,087

EQUITY
Share capital	10,964	10,974	133
Share premium	1,566	3,151	38
Retained earnings	551,252	635,267	7,680
Share-based payment reserve	5,258	6,086	74
Special Economic Zone re-investment reserve	47,061	47,014	568
Other components of equity	42,057	52,382	633

Equity attributable to the equity holders of the Company	658,158	754,874	9,126
Non-controlling interests	515	402	5

TOTAL EQUITY	658,673	755,276	9,131

LIABILITIES
Financial liabilities
Loans and borrowings	56,463	61,718	746
Lease liabilities	15,177	15,520	188
Derivative liabilities	48	165	2
Other financial liabilities	2,961	2,267	27
Deferred tax liabilities	12,141	13,338	161
Non-current tax liabilities	17,818	21,846	264
Other non-current liabilities	7,571	9,865	119
Provisions	1	^	^

Total non-current liabilities	112,180	124,719	1,507

Financial liabilities
Loans, borrowings and bank overdrafts	95,233	96,511	1,167
Lease liabilities	9,056	9,300	112
Derivative liabilities	585	7,199	87
Trade payables and accrued expenses	99,034	89,613	1,084
Other financial liabilities	33,110	4,341	52
Contract liabilities	27,915	26,903	325
Current tax liabilities	13,231	19,580	237
Other current liabilities	27,394	29,274	354
Provisions	2,771	2,524	31

Total current liabilities	308,329	285,245	3,449

TOTAL LIABILITIES	420,509	409,964	4,956

TOTAL EQUITY AND LIABILITIES	1,079,182	1,165,240	14,087

^	Value is less than 1

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended December 31,			Nine months ended December 31,
	2021	2022	2022	2021	2022	2022
			Convenience translation into US dollar in millions Refer footnote in page 2			Convenience translation into US dollar in millions Refer footnote in page 2
Revenues	203,136	232,290	2,808	582,334	672,973	8,136
Cost of revenues	(142,778)	(163,273)	(1,974)	(407,907)	(482,708)	(5,836)

Gross profit	60,358	69,017	834	174,427	190,265	2,300
Selling and marketing expenses	(13,988)	(17,752)	(215)	(40,857)	(48,251)	(583)
General and administrative expenses	(12,036)	(15,020)	(181)	(33,854)	(43,467)	(525)
Foreign exchange gains/(losses), net	1,187	1,391	17	3,280	3,482	42
Other operating income	14	—	—	2,179	—	—

Results from operating activities	35,535	37,636	455	105,175	102,029	1,234
Finance expenses	(1,403)	(2,902)	(35)	(3,608)	(7,217)	(87)
Finance and other income	3,578	4,992	61	12,311	12,722	154
Share of net profit/ (loss) of associates accounted for using the equity method	76	26	^	73	(61)	(1)

Profit before tax	37,786	39,752	481	113,951	107,473	1,300
Income tax expense	(8,063)	(9,102)	(110)	(22,547)	(24,743)	(299)

Profit for the period	29,723	30,650	371	91,404	82,730	1,001

Profit attributable to:
Equity holders of the Company	29,690	30,529	370	91,318	82,755	1,001
Non-controlling interests	33	121	1	86	(25)	^

Profit for the period	29,723	30,650	371	91,404	82,730	1,001

Earnings per equity share:
Attributable to equity holders of the Company
Basic	5.43	5.57	0.07	16.71	15.12	0.18
Diluted	5.42	5.56	0.07	16.67	15.08	0.18
Weighted average number of equity shares used in computing earnings per equity share
Basic	5,467,954,878	5,480,138,169	5,480,138,169	5,465,359,077	5,475,982,068	5,475,982,068
Diluted	5,481,204,821	5,486,025,875	5,486,025,875	5,478,766,612	5,487,483,177	5,487,483,177

^	Value is less than 1

Additional Information:

	Three months ended			Nine months ended		Year ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021	March 31, 2022
Particulars	Audited	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
Americas 1	67,788	65,350	56,644	194,840	159,532	217,874
Americas 2	71,168	70,030	61,076	207,811	175,441	239,404
Europe	66,323	62,684	59,620	189,283	172,700	233,443
APMEA	25,278	25,565	23,596	75,100	67,543	91,103

Total of IT Services	230,557	223,629	200,936	667,034	575,216	781,824
IT Products	1,721	1,249	1,767	4,916	4,972	6,173
ISRE	1,403	1,576	1,623	4,505	5,427	7,295
Reconciling Items	—	—	(3)	—	(1)	(3)

Total Revenue	233,681	226,454	204,323	676,455	585,614	795,289

Other operating income
IT Services	—	—	14	—	2,179	2,186

Total Other operating income	—	—	14	—	2,179	2,186

Segment Result
IT Services
Americas 1	12,986	12,358	11,390	36,374	31,290	42,820
Americas 2	14,776	14,219	12,057	41,449	35,226	47,376
Europe	9,485	7,875	9,172	24,734	26,683	35,739
APMEA	2,476	2,194	2,483	6,274	8,577	10,523
Unallocated	(2,219)	(2,845)	173	(5,694)	73	434
Other operating income	—	—	14	—	2,179	2,186

Total of IT Services	37,504	33,801	35,289	103,137	104,028	139,078
IT Products	41	(103)	96	(117)	137	115
ISRE	102	146	134	421	1,002	1,173
Reconciling Items	(11)	(1,341)	16	(1,412)	8	(80)

Total Segment result	37,636	32,503	35,535	102,029	105,175	140,286
Finance expenses	(2,902)	(2,270)	(1,403)	(7,217)	(3,608)	(5,325)
Finance and Other Income	4,992	4,040	3,578	12,722	12,311	16,257
Share of net profit/ (loss) of associates accounted for using the equity method	26	(72)	76	(61)	73	57

Profit before tax	39,752	34,201	37,786	107,473	113,951	151,275

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: As announced on November 12, 2020, effective January 1, 2021, the Company re-organized IT Services segment.to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes Healthcare and Medical Devices, Consumer Goods and Lifesciences, Retail, Transportation and Services, Communications, Media and Information services, Technology Products and Platforms, in the United States of America and entire business of Latin America (“LATAM”). Americas 2 includes Banking, Financial Services and Insurance, Manufacturing, Hi-tech, Energy and Utilities industry sectors in the United States of America and entire business of Canada. Europe consists of United Kingdom and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by the Government of India and/ or any State Governments.

Outlook for the Quarter and Year ending March 31, 2023

We expect Revenue from our IT Services business for the full year to be in the range of 11.5% to 12.0%, in constant currency terms. This translates into the growth rate of -0.6% to 1.0% sequentially in constant currency terms for quarter ending March 31, 2023.

*	Outlook for the quarter ending March 31, 2023, is based on the following exchange rates: GBP/USD at 1.19, Euro/USD at 1.02, AUD/USD at 0.66, USD/INR at 83.07 and CAD/USD at 0.72

Reconciliation of selected GAAP measures to Non-GAAP measures

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended December 31, 2022

IT Services Revenue as per IFRS	$2,803.5
Effect of Foreign currency exchange movement	$12.2

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,815.7

Three Months ended December 31, 2022

IT Services Revenue as per IFRS	$2,803.5
Effect of Foreign currency exchange movement	$109.5

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,913.0

Reconciliation of Free Cash Flow for three months and nine months ended December 31, 2022

	Amount in INR Mn
	Three months ended December 31, 2022	Nine months ended December 31, 2022
Net Income for the period [A]	30,529	82,755
Computation of Free Cash Flow
Net cash generated from operating activities [B]	43,510	93,303
Add/ (deduct) cash inflow/ (outflow)on:
Purchase of property, plant and equipment	(3,082)	(11,819)
Proceeds from sale of property, plant and equipment	268	449

Free Cash Flow [C]	40,696	81,933

Operating Cash Flow as percentage of Net Income [B/A]	142.5%	112.7%

Free Cash Flow as percentage of Net Income [C/A]	133.3%	99.0%